October 25, 2016	TSX-V: HNC

Hard Creek engages German Mining Networks

Hard Creek Nickel Corp. has engaged the services of German Mining Networks, based in Frankfurt, Germany. German Mining Networks will work to increase investor awareness of Hard Creek Nickel in Europe. The IR firm has been retained for an initial 3 months at a rate of $3,500 per month plus expenses.

About Hard Creek Nickel

Hard Creek Nickel’s core asset is the Turnagain nickel, cobalt and PGE project in north central British Columbia, Canada.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither TSX Venture Exchange not its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203, 700 West Pender Street, Vancouver, BC Canada V6C 1G8
T: 604-681-2300	E: info@hardcreek.com	W: www.hardcreeknickel.com